Mail Stop 3010

August 24, 2009

Mr. Gregory A. Wells
Chief Financial Officer
NTS Mortgage Income Fund
10172 Linn Station Road
Louisville, KY 40223

      **Re:    NTS Mortgage Income Fund**
                **Item 4.01 Form 8-K**
                **Filed July 29, 2009, as amended August 24, 2009**
                **File No. 0-18550**

Dear Mr. Wells:

      We have completed our review of your Form 8-K and related filings and do not, at this time, have any further comments.

                Sincerely,


                Jonathan Wiggins
                Staff Accountant